Room 4561

	June 16, 2005

Mr. T. Curtis Holmes, Jr.
President and Chief Executive Officer
MetaSolv, Inc.
5556 Tennyson Parkway
Plano, Texas 75024

Re:	MetaSolv, Inc.
	Post-effective Amendment No. 1 to Registration Statement on
Form
S-3
	Filed May 18, 2005
	File No. 333-67428

	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-28129

Dear Mr. Holmes:

      This is to advise you that we have limited our review of the above post-effective amendment and periodic filings to the matters addressed in the comments below. No further review of the post-effective amendment and periodic filings has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act and Exchange Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures

1. You indicate that your disclosure controls and procedures were not effective at year end, because of a material weakness in internal controls over financial reporting related to your accounting for estimated income tax exposure and foreign income taxes. Explain the basis for your assertion that the "material weakness did not impact
2004 revenue, cash flow or any other significant performance indicator." This statement appears inconsistent with disclosure that you have "a control deficiency that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management." In light of a control deficiency that results in more than a remote likelihood of a "material misstatement of the income tax accounts and disclosures in the annual or interim consolidated financial statements," it is unclear how you can conclude the deficiency did not affect any "performance indicator."

2. Disclose whether management has a plan to employ personnel with adequate expertise in matters related to tax accounting, with a view towards eliminating the control deficiency that has been identified.
If you have a plan to address the deficiency, clarify the steps you believe you need to take and describe where you are in the process of implementing the remedial measures. Additionally, you should discuss the costs of implementing any changes and how those costs will affect your operations, as material.

3. Your executive`s conclusion with respect to the effectiveness of your disclosure controls and procedures is that the disclosure controls and procedures were not effective in "alerting [your chief executive officer and chief financial officer] on a timely basis to material information...required to be included in [y]our periodic SEC reports." The language used is narrower than the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange
Act. In your response letter, clarify whether your chief executive and chief financial officer concluded that your disclosure controls and procedures were not effective to ensure that information required to be disclosed is recorded, processed, summarized and reported on a timely basis and whether such information is made known to your officers to allow timely decisions regarding required disclosure. Please consider this comment in the preparation of future periodic reports.

Form 10-Q for the quarter ended March 31, 2005

Item 4. Controls and Procedures

4. Your statement that the chief executive officer and chief financial officer concluded that the company`s controls and procedures were "designed to provide reasonable assurance that material information is made known . . ." is confusing and seemingly inconsistent with the statement that the disclosure controls and procedures "are not yet reportable as effective." Revise to state unambiguously whether the required executives concluded that the disclosure controls and procedures, as defined in Rule 13a-15(e), were effective.

5. We note your disclosure with respect to the remediation steps you are "implementing" to address the material weakness relating to accounting for income tax estimates and foreign income taxes. Consistent with the preceding comment on the Form 10-K, please clarify the steps management plans to take to address the weakness you identified. Also describe which of those steps have been implemented, whether those actions took place in the quarter ended March 31, 2005, or in the subsequent period to the date the Form 10-Q was filed, and the additional actions that you believe are needed to address the deficiency.

6. Although you concluded that at March 31, 2005 your disclosure controls and procedures were not effective and also state that there was no change in your internal control in financial reporting during the quarter, you disclose that management believes that "the steps taken to date are sufficient to provide reasonable assurance that information required to be disclosed...is recorded, summarized and reported within the time period specified." Please reconcile the apparent inconsistencies between these statements. If changes that address the deficiencies were made after the end of the quarter, please indicate this. The intended meaning of the statement that management believes the "steps taken to date are sufficient to provide reasonable assurances" is unclear with respect to management`s assessment as to the effectiveness of your disclosure controls and procedures.


*              *              *              *


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile

	Jonathan K. Hustis
	MetaSolv, Inc.
	Telephone: (972) 403-8300
	Facsimile:  (972) 403-8333

	Jeffrey A. Chapman
	Vinson & Elkins L.L.P.
	3700 Trammell Crow Center
	2001 Ross Avenue
	Dallas, Texas 75201
	Telephone: (214) 220-7700
	Facsimile:  (214) 220-7716